June 4, 2007

VIA EDGAR & FEDERAL EXPRESS

Daniel Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Telzuit Medical Technologies, Inc.

Form 10-KSB/A for the year ended June 30, 2006

Filed November 6, 2006

File No. 001-15034

Dear Mr. Gordon:

On behalf of Telzuit Medical Technologies, Inc. (the “Company”), we enclose the following responses to your comments regarding our Form 10-KSB for the year ended June 30, 2006.

Note 11- May 2006 Convertible Debenture Financing, page F-18

1.	We note your response to comment 1, you state that due to the significant number of shares issued and the large quantity of individual shareholders, a change of control is deemed very unlikely. You also note that, accordingly, the value of the option would not be material to the financial statements. Our comment, however, was related to the contingent put option upon an event of default, rather than a change in control. Please address how you assessed the likelihood of any of the events of default in you next response.

In response to your query regarding treatment of the default related put option, we have interpreted FAS 133 paragraphs 12, 13 and 61(d) to determine that the put option should not be bifurcated from the host contract.

Per FAS 133, paragraph 61D, “Call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both (1) the debt involves a substantial premium or discount (which is common with zero-coupon bonds) and (2) the put or call option is only contingently exercisable.” In this case, the debt does not involve a substantial discount or premium, as it was issued at par. Therefore, the put options are considered clearly and closely related to the host contract.

Per FAS 133, paragraph 12, an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

United States Securities and Exchange Commission

June 4, 2007

b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement.

As the put options are clearly and closely related to the host contract (per paragraph 61(d)), the first of the three requirements for bifurcation is not met. As such, the default related put option is not bifurcated.

As a second point, if it were determined that the default related put options should be bifurcated, the value as determined by the Company would likely have been minimal due to the low probability of the event occurring as of the June 30, 2006 balance sheet.

Form 10-QSB for the quarter ended September 30, 2006

Consolidated Statements of Cash Flows, page f-5

2.	Based on the schedules you provided us, the amount of interest expense you intend to record over the three year term of the debt will significantly increase over time. In the future please expand your disclosure to explain the effect the increasing interest expense will have on your financial statements for fiscal years 2007 and 2008.

Beginning with our next filing, for the fiscal year ended June 30, 2007, we will expand our disclosure in the section titled “Management’s discussion and Analysis” to include an analysis of the effect the increasing interest expense will have on our financial statements for fiscal years 2007 and 2008.

8-K dated August 1, 2006

3. As you have based your significance tests under item 310 of Regulation S-B on taxable amounts, we are unable to provide any conclusion regarding the appropriateness of your determination of the significance of the PDS acquisition. We remind you that the company is responsible for the adequacy and accuracy of the disclosures in the filing.

We believe our analysis is correct and understand that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

June 4, 2007

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222.

Sincerely,

/s/ Warren D. Stowell
Warren D. Stowell
President and Chief Executive Officer

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222